U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person

 Sandler                              Paul
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   (Last)                            (First)              (Middle)

                            8050 North Third Avenue
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                                    (Street)


   Phoenix                           AZ                          85013
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


                             LifePoint, Inc. - LFP
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                  ###-##-####

________________________________________________________________________________
4.   Statement for Month/Year

                                      3/02

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5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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 Common Stock, $.001 par value         9/30/01        P               61          A      (1)      200,061        (2)       (2)

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 Common Stock, $.001 par value         9/30/01        P               1,575       A      (3)      201,636        (2)       (2)

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 Common Stock, $.001 par value         12/31/01       P               2,776       A      (1)      204,412        (2)       (2)

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 Common Stock, $.001 par value         3/31/02        P               1,687       A      (1)      206,099        (2)       (2)

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


 (1) These shares were issued to Reporting Person as a result of the redemption of Premium granted to Reporting Person in connection with Reporting Person's investment in Issuer's offering of its Series C Convertible Preferred Stock, closed September 28, 2001.

 (2) 6,099 of the aggregate amount of shares are held by PMLDSS, Ltd., a limited partnership of which the Reporting Person is the general partner.

 (3) These shares were issued to Reporting Person as compensation for Issuer's delay in closing its Series C Convertible Preferred Stock financing.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Common Stock Option  $2.64   12/7/01   A         4,380 0      (1)      12/6/11  Common     4,380  0        46,940    D        N/A
                                                                                Stock
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Common Stock         $3.00   9/28/01   P             1 0      anytime  9/27/06  Common   105,030 (2)      151,970    I        (3)
Purchase Warrants                                                               Stock

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Series C Convertible  (4)    9/28/01   P       105,030 0      anytime    N/A    Common   105,030 (2)      257,000    I        (3)
Preferred Stock                                                                 Stock

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
Explanation of Responses:

 (1) Option becomes exercisable in its entirety on January 1, 2003 if Reporting Person attends at least 75% of the meetings of the Issuer's Board of Directors and applicable committees during 2002.

 (2) The Derivative Security was issued as part of Reporting Person's investment in the Issuer's Series C Convertible Preferred Stock. The offering consisted of units, each of which consisted of 1,000 shares of the Series C Convertible Preferred Stock and a common stock purchase warrant to purchase 11,670 shares of Common Stock. The purchase price for each unit was $35,000.

 (3) This derivative security is held by PMLDSS Ltd., a limited partnership of which the Reporting Person is the general partner.

 (4) Each share of the Series C Preferred Stock is convertible into 11.67 shares of the common stock.





                       /s/ Paul Sandler                         5/9/02
                 -----------------------------------      ----------------------
                    Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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